Exhibit 99.1

Investor News	Fresenius Medical Care AG Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
E-mail: ir-fms@fmc-ag.com

North America:
Heinz Schmidt
	Phone:	+ 1 781 402 9000
Ext.: 4518
	Fax:	+ 1 781 402 9741
E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

May 04, 2005

Fresenius Medical Care Reports First Quarter 2005 Results;
Solid Start into the Year 2005

Summary First Quarter 2005:

Net Revenue	$1,609 million	+ 10%
Operating income (EBIT)	$220 million	+ 11%
Net income	$107 million	+ 18%
Operating Cash Flow	$138 million	- 19%
Free Cash Flow	$98 million	- 25%

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Bad Homburg, Germany – Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world’s largest provider of Dialysis Products and Services, today announced the results for the first quarter 2005.

Revenue

Total revenue for the first quarter 2005 increased by 10% (9% at constant currency) to $1,609 million. Total organic revenue growth worldwide was 7%. Consolidation resulting from FIN 46R interpretation added 2% to the revenue growth. Dialysis Care revenue grew by 10% to $1,162 million (9% at constant currency) in the first quarter of 2005. Dialysis Product revenue increased by 11% to $447 million (7% at constant currency) in the same period.

North America revenue increased by 9% to $1,088 million, compared to $1,003 million in the same period last year. Dialysis Care revenue increased by 8% to $968 million. The average revenue per treatment for the U.S. clinics increased by 2.5% to $293 in the first quarter 2005 (Q1 2004: $286). Same-store treatment growth was 3.8%. Dialysis Product revenue increased by 16% to $120 million.

International revenue was $521 million, up 14% from the first quarter of 2004 (8% at constant currency). Dialysis Care revenue reached $194 million, an increase of 22% (16% at constant currency). Dialysis Product revenue increased by 10% to $327 million (4% at constant currency).

Earnings

Operating income (EBIT) increased by 11% to $220 million resulting in an operating margin of 13.7% (Q1 2004: 13.6%).

Compared with the first quarter 2004, the operating margin in North America remained nearly unchanged at 13.4%. On a comparable basis (excluding FIN 46R consolidations) the operating margin in North America was at 13.7% compared to 13.5% in the first quarter 2004. In our International segment the margin increased by 20 basis points to 15.8% compared to the first quarter in the previous year.

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Group net interest expenses decreased by 9% to $42 million, compared to $47 million last year. This positive development was mainly attributable to a lower debt level in combination with lower interest rates.

Income tax expense was $70 million versus $60 million in the first quarter 2004, reflecting an effective tax rate of 39.2% compared to 39.4% in the first quarter of last year.

Net income in the first quarter 2005 was $ 107 million, an increase of 18%.

Earnings per share (EPS) in the first quarter 2005 rose by 18% to $1.11 per ordinary share ($0.37 per ADS), compared to $0.94 ($0.31 per ADS) in the first quarter of 2004. The weighted average number of shares outstanding was approximately 96.3 million.

Cash Flow

In the first quarter of 2005, the Company generated $138 million in net cash from operations compared to $171 million last year. The decrease was mainly due to higher income tax payments in North America.

A total of $40 million (net of disposals) was spent for capital expenditures. This resulted in a Free Cash Flow before acquisitions of $98 million compared to $130 million in the first quarter of 2004. The Free Cash Flow performance was driven by the increase in net income. The days sales outstanding (DSO) remained unchanged at 84 days in the first quarter 2005 compared to the fourth quarter 2004. Compared with the first quarter of the previous year DSO were reduced by 2 days.

A total of $22 million in cash was spent for acquisitions. The Free Cash Flow after acquisitions decreased by 13% to $76 million compared to $88 million last year.

For a complete overview of the first quarter 2005, please refer to the appendix.

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Patients — Clinics — Treatments

At the end of the first quarter 2005, Fresenius Medical Care served about 125,900 patients worldwide which represents an increase of 5%. North America provided dialysis treatments for ~87,000 patients (+4%) and the International segment for ~38,900 patients (+6%).

As of March 31, 2005, the Company operated a total of 1,630 clinics worldwide (1,140 clinics/+2% in North America and 490 clinics/+8% International).

Fresenius Medical Care AG performed approximately 4.72 million treatments, which represents an increase of 3% year over year. North America accounted for 3.25 million treatments (+3%) and the International segment for 1.47 million (+5%).

Outlook 2005

For the year 2005, the Company confirms its outlook before the impact of the Renal Care Group acquisition. The Company expects a revenue growth at constant currency between six and nine percent and net income growth in the low double-digit range.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Our results for the first quarter 2005 show a solid start for the year. We are pleased that all regions and business segments grew at or above market. Revenue growth in Europe and North America evidenced continued strong momentum. With this solid foundation we have initiated plans to increase our investments in the core dialysis business to assure strong financial growth.”

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Webcast of Analyst Meeting

Instead of a Conference Call only, Fresenius Medical Care will also host an Analyst Meeting on May 04, 2005 at 2.30 pm CET / 8.30 am EDT at its headquarters in Bad Homburg. The Company invites investors to listen to the live video webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

If you would like to participate via telephone, please call the following number on the day and at the time mentioned above:

+1 (706) 645 9185 (U.S./Canada and International Callers).

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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FRESENIUS MEDICAL CARE AG

STATEMENT OF EARNINGS
(in US-$ thousands, except share and
per share data)
(unaudited)

	Three months ended March 31,

	2005	2004	% Change
Net revenue
Dialysis Care	1,162,461	1,057,750	9.9%
Dialysis Products	446,542	401,306	11.3%
Total net revenue	1,609,003	1,459,056	10.3%

Cost of revenue	1,070,034	977,098	9.5%
Gross profit	538,969	481,958	11.8%
Selling, general and administrative	305,738	271,469	12.6%
Research and development	13,248	12,301	7.7%
Operating income (EBIT)	219,983	198,188	11.0%

Interest income	(2,245)	(2,874)	(21.9%)
Interest expense	44,532	49,577	(10.2%)
Interest expense, net	42,287	46,703	(9.5%)
Earnings before income taxes and minority interest	177,696	151,485	17.3%
Income tax expense	69,643	59,697	16.7%
Minority interest	582	679	(14.3%)
Net income	107,471	91,109	18.0%

Operating income (EBIT)	219,983	198,188	11.0%
Depreciation and amortization	59,711	56,842	5.0%
EBITDA	279,694	255,030	9.7%

Total bad debt expenses	29,983	30,204

Earnings per Ordinary share	$1.11	$0.94	17.9%
Earnings per Ordinary ADS	$0.37	$0.31	17.9%

Earnings per Preference share	$1.13	$0.96	17.6%
Earnings per Preference ADS	$0.38	$0.32	17.6%

Weighted average number of shares
Ordinary shares	70,000,000	70,000,000
Preference shares	26,330,125	26,215,699

Percentages of revenue
Cost of revenue	66.5%	67.0%
Gross profit	33.5%	33.0%
Selling, general and administrative	19.0%	18.6%
Research and development	0.8%	0.8%
Operating income (EBIT)	13.7%	13.6%
Interest expense, net	2.6%	3.2%
Earnings before income taxes and minority interest	11.0%	10.4%

Income tax expense	4.3%	4.1%
Minority interest	0.0%	0.0%
Net income	6.7%	6.2%
EBITDA	17.4%	17.5%

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FRESENIUS MEDICAL CARE AG
SEGMENT AND OTHER INFORMATION
(in US-$ million)
(unaudited)

	Three months ended March 31,

	2005	2004*	% Change

Net revenue
North America	1,088	1,003	8.5%
International	521	456	14.0%
Total net revenue	1,609	1,459	10.3%

Operating income (EBIT)
North America	146	136	7.8%
International	82	71	15.6%
Corporate	(8)	(9)	(2.2%)
Total operating income (EBIT)	220	198	11.0%

Operating income in percentage of revenue
North America	13.4%	13.5%
International	15.8%	15.6%
Total	13.7%	13.6%

Employees
Full-time equivalents (March 31 compared to Dec.31)	44,957	44,526
RECONCILIATION OF NON US-GAAP
FINANCIAL MEASURES TO THE MOST DIRECTLY
COMPARABLE US-GAAP FINANCIAL MEASURES
(in US-$ million)
(unaudited)

	Three months ended March 31,

	2005	2004*	% Change

Segment information North America
Net revenue	1,088	1,003
Costs of revenue and research and development	785	729
Selling, general and administrative	157	138
Costs of revenue and operating expenses	942	867
Operating income (EBIT)	146	136

Annualized EBITDA
Operating income (EBIT) last twelve months	874	690
Depreciation and amortization last twelve months	236	212
Non cash charges	11	10
Annualized EBITDA	1,121	912

*	The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.

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FRESENIUS MEDICAL CARE AG
BALANCE SHEET
(in US-$ million)

	March 31,	December 31,
	2005	2004

	(unaudited)
Assets
Current assets	2,468	2,446
Intangible assets	4,039	4,047
Other non-current assets	1,387	1,469
Total assets	7,894	7,962

Shareholders’ equity and liabilities
Current liabilities	1,867	1,938
Long-term liabilities	2,312	2,389
Shareholders’ equity	3,715	3,635
Total shareholders’ equity and liabilities	7,894	7,962

Equity/assets ratio:	47%	46%

Debt
Short-term borrowings	326	419
Short-term borrowings from related parties	6	6
Current portion of long-term debt and capital lease obligations	241	230
Long-term debt and capital lease obligations, less current portion	526	545
Trust Preferred Securities	1,244	1,279
Total debt	2,343	2,479

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FRESENIUS MEDICAL CARE AG
CASH FLOW STATEMENT
(in US-$ million)
(unaudited)

	Three months ended March 31,

	2005	2004

Operating activities
Net income	107	91
Depreciation/amortization	60	57
Change in working capital and other non cash items	(29)	23
Cash Flow from operating activities	138	171

Investing activities
Purchases of property, plant and equipment	(44)	(43)
Proceeds from sale of property, plant and equipment	4	2
Capital expenditures, net	(40)	(41)
Free Cash Flow	98	130

Acquisitions, net of cash acquired	(22)	(42)
Free Cash Flow after investing activities	76	88

Financing activities
Change in accounts receivable securitization program	(71)	(113)
Change in intercompany debt	—	50
Change in other debt	(16)	(14)
Proceeds from exercise of stock options	4	—
Cash Flow from financing activities	(83)	(77)

Effects of exchange rates on cash	(1)	(2)
Net increase (decrease) in cash	(8)	9

Cash at beginning of period	59	48
Cash at end of period	51	57

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FRESENIUS MEDICAL CARE AG

QUARTERLY PERFORMANCE SCORECARD – REVENUE
(in US-$ thousands, except per-treatment revenue)

	Three months ended March 31,
	2005	cc	2004*	cc
North America
Net revenue	1,088,184		1,002,601
Growth year-over-year	8.5%		7.2%

Dialysis Care	968,561		899,351
Growth year-over-year	7.7%		9.0%
U.S. per treatment	293		286
Per treatment	291		284
Sequential growth	1.0%		2.2%
Growth year-over-year	2.4%		2.8%

Dialysis Products
incl. internal sales	207,678		195,918
less internal sales	(88,055)		(92,668)
External sales	119,623		103,250

Dialysis Products
incl. internal sales	207,678		195,918
Growth year-over-year	6.0%		0.6%
External sales	119,623		103,250
Growth year-over-year	15.9%		(6.1)%

International
Net revenue	520,818		456,455
Growth year-over-year	14.1%	8.4%	25.2%	9.9%

Dialysis Care	193,900		158,398
Growth year-over-year	22.4%	16.0%	32.9%	17.0%
Per treatment	132	125	113	100
Sequential growth	2.2%		7.7%
Growth year-over-year	16.8%	10.7%	19.2%	5.0%

Dialysis Products
incl. internal sales	367,322		331,090
less internal sales	(40,404)		(33,033)
External sales	326,918		298,057

Dialysis Products
incl. internal sales	367,322		331,090
Growth year-over-year	10.9%	5.4%	22.1%	7.0%
External sales	326,918		298,057
Growth year-over-year	9.7%	4.4%	21.5%	6.4%

cc = at constant exchange rates

*	The management responsibility of the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.

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FRESENIUS MEDICAL CARE AG

QUARTERLY PERFORMANCE SCORECARD — DIALYSIS CARE VOLUME

	Three months ended March 31,
	2005	2004*
North America
Number of treatments	3,250,110	3,170,088
Treatments per day	42,205	40,642
Per day sequential growth	0.4%	0.3%
Per day year-over-year growth	3.8%	3.3%
of which:
- Acquisitions	1.0%	1.2%
- Same store growth year-over-year	3.8%	2.9%
- Adjustment for closed/sold facilities, yield and other	(1.0)%	(0.8)%

International
Number of treatments	1,466,672	1,399,400
Same store growth year-over-year	5.6%	5.6%

FRESENIUS MEDICAL CARE AG

QUARTERLY PERFORMANCE SCORECARD – EXPENSES

	Three months ended March 31,
	2005	2004*
North America
Costs of revenue and operating expenses
Percent of revenue	86.6%	86.5%
Selling, general and administrative
Percent of revenue	14.4%	13.7%
Bad debt expenses
Percent of revenue	2.7%	2.7%
Dialysis Care operating expenses/Treatment (in US-$)	253	248
Sequential growth	1.5%	3.7%
Growth year-over-year	1.9%	2.2%

Total Group
Costs of revenue and operating expenses
Percent of revenue	86.3%	86.4%
Selling, general and administrative
Percent of revenue	19.0%	18.6%
Effective tax rate	39.2%	39.4%

*	The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.

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FRESENIUS MEDICAL CARE AG

QUARTERLY PERFORMANCE SCORECARD — CASH FLOW/INVESTING ACTIVITIES
(in US-$ thousands,
except number of de novos)

	Three months ended March 31,
	2005	2004*
Total Group
Operating Cash Flow	138,475	171,322
Percent of revenue	8.6%	11.7%

Free Cash Flow, before acquisitions	98,430	130,408
Percent of revenue	6.1%	8.9%

Acquisitions, net	21,988	42,401

Capital expenditures, net	40,045	40,914
Percent of revenue	2.5%	2.8%

Maintenance	20,537	18,757
Percent of revenue	1.3%	1.3%

Growth	19,508	22,157
Percent of revenue	1.2%	1.5%

Number of de novos	23	14
North America	13	7
International	10	7

FRESENIUS MEDICAL CARE AG

QUARTERLY PERFORMANCE SCORECARD — BALANCE SHEET

	Three months ended March 31,
	2005	2004*
Total Group
Debt (in US-$ million)	2,343	2,651
Debt/EBITDA	2.1	2.6

North America
Days sales outstanding	66	71
Sequential development	(1.5)%	(1.4)%
Year-over-year development	(7.0)%	(10.1)%

International
Days sales outstanding	123	121
Sequential development	3.4%	(4.7)%
Year-over-year development	1.7%	(11.0)%

*	The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.

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FRESENIUS MEDICAL CARE AG

QUARTERLY PERFORMANCE SCORECARD

	Three months
	ended
	March 31,

	2005	2004

Clinical Performance
North America
Urea reduction > = 65%	91%	90%
Single Pool Kt/v > 1.2	94%	94%
Hemoglobin > = 11g/dl	81%	77%
Albumin > = 3.5 g/dl*	78%	78%
Hospitalization Days per Patient (FY 2004 vs. FY 2003)	13.1	13.4

Demographics
North America
Average age (yr)	61	61
Average time on dialysis (yr)	3.4	3.3
Average body weight (kg)	77	76
Prevalence of diabetes	52%	52%

*	International standard BCR CRM470

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